ARTICLES OF AMENDMENT (TENTH)
TO
ARTICLES OF INCORPORATION
OF ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.,
A FLORIDA CORPORATION (THE “CORPORATION”)

WHEREAS, the Corporation’s Articles of Incorporation, as amended, provide that the Board of Directors of the Corporation may establish the rights, designations and preference of the Corporation’s preferred Stock, the undersigned hereby adopts the following Articles of Amendment to the Articles of Incorporation of the Corporation, pursuant to the terms of Section 607.0602 and Section 607.1006 of the Florida Business Corporation Act:

1. The name of the Corporation is Advanced Communications Technologies, Inc. (the “Corporation”) filed with the Florida Department of State on March 6, 1997, and assigned document number P07000020967.

2. Article III of the Articles of Incorporation of the Corporation is hereby amended to read as set forth on Exhibit A attached.

The foregoing Amendment was adopted at a meeting of the Board of Directors of the Corporation on August 16, 2007, in accordance with the terms of Section 6074.0602 of the Florida Business Corporation Act. The Amendment was adopted by the Board of Directors without shareholder action as shareholder action was not required.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment this 16th day of August, 2007.

ADVANCED COMMUNICATION TECHNOLOGIES, INC.

By:	/s/ Wayne I. Danson
Wayne I. Danson, President

EXHIBIT A

ARTICLE III. CAPITAL STOCK

The maximum number of shares of stock that this Corporation is authorized to have outstanding at any one time is 5,000,025,000. Of such shares, 5,000,000,000 shall be common stock having no par value per share. The remaining shares shall be shares of preferred stock, par value $.01 per share. The preferred stock may be issued from time to time by authorization of the Board of Directors of this Corporation with such rights, designations, preferences and other terms as the Board of Directors shall determine from time to time.